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July 10, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Ambrogi and Dorrie Yale

Re:	Keen Vision Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 14, 2023
File No. 333-269659

Dear Joseph Ambrogi and Dorrie Yale:

On behalf of our client, Keen Vision Acquisition Corporation, a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 filed on June 14, 2023 (the “Registration Statement”) contained in the Staff’s letter dated June 21, 2023 (the “Comment Letter”).

The Company has publicly filed an Amendment No. 4 to Registration Statement on Form S-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

Exhibits

1.	We acknowledge the counsel's revised opinion in Exhibit 5.1. However, the assumption in paragraph 2(d) continues to inappropriately assume material facts underlying the opinion. Please file a further revised opinion.

Response: The Company has refiled an updated counsel’s opinion in response to the Staff’s comments.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Kenneth Wong

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

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